Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request* Confidential Treatment Requested by UroGen Pharma Ltd. in connection with Registration Statement on Form F-1 (File No. 333-217201)

April 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Mr. Joseph McCann

Mr. Joshua Samples

Mr. Mark Brunhofer

Mr. James Rosenberg

RE:	UroGen Pharma Ltd.

Registration Statement on Form F-1

Registration No. 333-217201

Ladies and Gentlemen:

On behalf of UroGen Pharma Ltd. (the “Company”), in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated March 31, 2016 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1 (File No. 333-217201), originally confidentially submitted to the Commission on March 4, 2016, resubmitted to the Commission on April 20, 2016, May 17, 2016, June 7, 2016, December 7, 2016, December 28, 2016, March 9, 2017 and March 31, 2017, and subsequently filed with the Commission on April 7, 2017 (the “Registration Statement”), we are submitting this supplemental letter to address Comment 10 of the Comment Letter.

Because of the commercially sensitive nature of information contained in this letter, this letter is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

The Company advises the Staff that the Registration Statement does not yet reflect any issuance of bonus shares in connection with the proposed IPO, the effect of which would be to split the number of the Company’s ordinary shares outstanding. Therefore, the share and per share numbers in the Registration Statement and in this letter are presented on a pre-split basis.

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an

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U.S. Securities and Exchange Commission

April 19, 2017

analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company and the underwriters currently estimate a pre-money valuation for the Company of $[*] million to $[*] million (the “Valuation Range”), which corresponds to a range per ordinary share of $[*] to $[*] (the “Price Range”). The Valuation Range was determined based, in part, upon the Company’s business and financial prospects, prospects for the pharmaceutical industry more broadly, the general condition of the securities markets, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the pharmaceutical industry, as well as input received from Jefferies LLC and Cowen and Company, LLC, the lead underwriters (the “Representatives”) for the Company’s proposed initial public offering of its ordinary shares (the “IPO”), including discussions that took place during the week of April 17, 2017 between senior management and the board of directors of the Company and the Representatives. The Company notes that, as is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on their collective assessment of the foregoing factors.

The Company will include a bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which bona fide price range the Company expects to be within the Price Range noted above. However, due to the volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the bona fide price range of the ordinary shares to be issued in the IPO may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and C&DI 134.04, the bona fide price range will be no more than $2.00 if the maximum price is $10.00 per share or less, or 20% of the maximum share price if the maximum price is greater than $10.00 per share. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and any material business developments impacting the Company.

Since the beginning of 2016, the Company has granted options to purchase up to an aggregate of 167,768 ordinary shares under its 2010 Israeli Share Option Plan (4,000 of which were subsequently cancelled), comprised of options issued to its Israeli employees pursuant to its Employee Stock Option Plan pursuant to Section 102(b) of the Israeli Income Tax Ordinance [New Version] 1961 (“Section 102”) and options issued to its non-Israeli employees, consultants, finders, members of its Scientific Advisory Board and retiring directors that did not qualify for issuance pursuant to Section 102. (The Company has not issued any other options since January 1, 2016.) The option grants were made on four dates during 2016, as follows:

Date of Grant	Number of Ordinary Shares Subject to Options Granted	Exercise Price of Options Granted per Ordinary Share	Estimated Fair Value per Ordinary Share on Grant Date
January 25, 2016	61,111	$16.00	$9.54
April 4, 2016	563	$0.01	$10.48
April 4, 2016	4,000	$5.00	$10.48
April 4, 2016	1,594	$16.00	$10.48
April 4, 2016	37,500	$19.00	$10.48
June 16, 2016	37,000	$19.00	$10.21
November 29, 2016	22,000	$19.00	$17.72

Due to the absence of an active market for the Company’s ordinary shares, the Company in good faith determined the fair value of the ordinary shares underlying the option grants for the purpose of determining the exercise price thereof based on a number of objective and subjective factors, consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, as described under the caption “Option Valuations” on pages 71 – 73 of the Registration Statement, including the following independent third-party valuations of the Company’s ordinary shares (the “Valuations”) for financial reporting and 409A purposes.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission

April 19, 2017

	Fair Value Per
Valuation Date	Ordinary Share	Critical Events During Quarter Prior to Valuation
March 31, 2016	$10.48

•    Jan. 13, 2016: Company announces appointment of Ron Bentsur as Chief Executive Officer and Gary Titus as Chief Financial Officer

•    Feb. 8, 2016: Company announces appointment of Stuart Holden, M.D., to its Board of Directors and the addition of Mark Schoenberg, M.D., as Medical Director

June 30, 2016	$10.21	• May 7-11, 2016: Company presents two oral/podium presentations and one poster presentation at the American Urology Association 2016 Annual Meeting in San Diego, California

September 30, 2016	$17.72	• Company considers possibility of M&A transaction • Company negotiates license with Allergan plc of global rights to RTGel delivery system technology for use with neurotoxins

December 31, 2016	$25.34

•    Oct. 14, 2016: Company announces license to Allergan plc of global rights to RTGel delivery system technology for use with neurotoxins, including upfront payment of $17.5 million and potential development and commercial milestones and royalties on net sales

•    Nov. 8, 2016: U.S. Presidential election decided; U.S. stock market valuations begin to increase

•    Dec. 12, 2016: Company announces acceptance of Investigational New Drug application by FDA for MitoGel for treatment of low-grade UTUC

Beginning in December 2015, the Company began to utilize the hybrid method employed by the Valuations, in which the fair value of an ordinary share was calculated as the probability-weighted average of the ordinary share prices under two scenarios: (i) an IPO within the near future (an “IPO Event”), and (ii) the occurrence of an IPO Event or a Liquidity Event (as defined below) in the more distant future. The term Liquidity Event refers to (a) any dissolution or liquidation of the Company, (b) any bankruptcy or insolvency proceeding, whether voluntary or involuntary, being properly commenced by or against the Company, (c) a receiver or liquidator having been appointed to oversee all or substantially all of the Company’s assets, or (d) a transaction or a series of related transactions which entails (I) any sale of all, or substantially all, of the Company’s assets or technology, (II) the consolidation, merger or reorganization of the Company into any other entity, subject to certain exceptions, or (III) any sale of all, or substantially all, of the Company’s issued and outstanding share capital (each, a “Liquidity Event”).

Due to the volatility of the capital markets since the Registration Statement was originally confidentially submitted to the Commission, the Company had been uncertain of the timing of the prospective IPO, and the Representatives had not committed to any definitive timing therefor. Therefore, at each Valuation Date, the probability of a near-term IPO was estimated to be 20% and that of a Liquidity Event (including an M&A transaction, which would have been considered a Liquidity Event) was estimated to be 80%. This weighting was reflective of a consideration of the likelihood of consummating an IPO Event in the near-term given the condition of the capital markets and the small number of IPO transactions that had occurred in 2016.

The valuation of the range of ordinary share prices for the near-term IPO Event was performed based on assumptions with respect to, for each Valuation Date, the then-current U.S. government interest rate on a zero coupon bond, the dividend yield of the ordinary shares, the estimated range of pre-money valuation of the ordinary shares, the anticipated rate of return on equity, and the expected time to liquidation and the discount for lack of marketability based on the calculation of a put average option using the Monte Carlo simulation technique.

The valuation of the ordinary share price for the deferred term IPO Event or Liquidity Event was performed under the option pricing method (“OPM”) framework using the Monte Carlo simulation technique. The assumptions employed in the Liquidity Event valuation included, for each Valuation Date, the then-current total equity valuation of the Company, volatility, U.S. government interest rate on a zero coupon bond, the dividend yield of the ordinary shares, the expected time to liquidation, and the discount for lack of marketability based on the calculation of a put

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission

April 19, 2017

average option using the Monte Carlo simulation technique. As of September 30, 2016, the equity value used in the OPM method was derived from the Company’s financing round in October 2015 and the incremental value derived from the Company’s license agreement with Allergan plc. As of December 31, 2016, the equity value used in the OPM method was derived from a discounted cash flow calculation.

In the case of each of the option grants made in 2016 (other than a de minimis number of option grants made on April 4, 2016 for which the exercise price was below the fair value of the underlying ordinary shares and as to which the Company recorded a compensation charge for the difference), the exercise price was greater than the fair value of the Company’s ordinary shares determined prior to or near in time to such option grants. In the case of the November 2016 option grants, the exercise price was greater than the fair value of the ordinary shares as determined as of September 30, 2016; the pricing of these option grants was based on the most recent valuation conducted, which incorporated the incremental value of the Company’s license agreement with Allergan plc as well as the Company’s expectations with respect to IPO Event and Liquidity Event scenarios. The valuation of the ordinary shares as of December 31, 2016 assumed a pre-money valuation in an IPO which was greater than the Price Range which contributed to the higher valuation as of that date.

The Company believes that the difference between the fair value of $17.72 per ordinary share underlying the last set of options granted on November 29, 2016 and the midpoint of the Price Range of $[*] is primarily a result of the following:

•	If the Company had applied a weighting of 100% to the near-term IPO Event scenario on November 29, 2016 based on the fair value of the Company’s ordinary shares in the December 31, 2016 valuation, the fair value of the ordinary shares underlying such options would have approximated the bottom end of the Price Range. However, the Company did not consider the IPO Event to be probable in the near-term based in part on the Company’s discussions with the Representatives, and Company determined the deferred term IPO Event or Liquidity Event scenario to be more probable and therefore it was more highly weighted.

•	Significant progress in its business from the time of the initial valuation through the determination of the Price Range, including on April 3, 2017, the Company announced that that the first patient has been enrolled in its OLYMPUS trial, an open-label, single-arm pivotal Phase 3 clinical trial of MitoGel, and the Company continued to receive additional data regarding durability of effect of the Company’s product candidates on patients that were treated in the MitoGel compassionate use program and other prior clinical trials.

•	The Price Range assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in an acquisition transaction or a liquidation of its assets in a dissolution scenario. In addition, the IPO Event assumed that all of the Company’s outstanding preferred shares convert into ordinary shares and no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the ordinary shares prior to the IPO.

•	The Price Range represents a future price for the ordinary shares that, if issued in the IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary shares as of December 31, 2016 represented an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded.

•	During the first and third quarters of 2016, the securities markets, particularly with respect to small cap pharmaceutical companies, were extremely volatile and unpredictable. During the first quarter of 2017, the securities market for small cap pharmaceutical companies became more stable and market conditions improved. The healthcare equity market was the best performing sector in the small cap Russell 2000 index for Q1 2017. In addition, the NASDAQ Biotechnology Index (NBI) and the SPDR S&P Biotech ETF (XBI) were up more than 10% in the first quarter of 2017, while the CBOE Volatility Index (VIX) was down more than 10% in such quarter.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

U.S. Securities and Exchange Commission

April 19, 2017

In summary, the Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of options to purchase ordinary shares were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the un-redacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ordinary shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 1114 Avenue of the Americas, New York, New York 10036.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 479-6474, Daniel Goldberg at (212) 479-6722 or Joshua A. Kaufman at (212) 479-6495.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ron Bentsur, UroGen Pharma Ltd.
Daniel	I. Goldberg, Cooley LLP
Joshua	A. Kaufman, Cooley LLP
Eric	W. Blanchard, Covington & Burling LLP
Brian	K. Rosenzweig, Covington & Burling LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83